Exhibit 99.3

 COMAMTECH INC.

Comamtech Inc. Announces 2011 First Quarter Results

Montreal, Quebec, June 13, 2011 - Comamtech Inc., (the “Company”), (OTCBB: COMT), today reported its financial results for the first quarter ended March 31, 2011 (‘‘Q1 2011’’). Unless otherwise stated, all figures in this release are in US dollars.

Following the closing of the arrangement transaction with DecisionPoint Systems, Inc. (“DecisionPoint”), Comamtech will be continued under the General Corporation Law of the State of Delaware (the “Continuance”). As a result, the board of directors of Comamtech determined that it was in the best interests of the corporation to present the financial statements for periods beginning on or after January 1, 2011 in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”).  The comparative figures were re-casted in order to comply with U.S. GAAP.

As Comamtech’s securities are registered under section 12(b) of the U.S. Securities Exchange Act of 1934, Comamtech qualifies as an “SEC Issuer” pursuant to National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. SEC Issuers may prepare their financial statements in accordance with US GAAP.

Financial Highlights

The value of the Shareholders’ equity is $7.78 million as of March 31, 2011 comprised mainly of cash ($3.39 million), a convertible debenture ($2.83 million) and a balance of sale receivables ($1.59 million).

Recent Highlights

The amendments brought to the Arrangement Agreement entered into among Comamtech, 2259736 Ontario Inc. and DecisionPoint, include among others, an Amended Plan of Arrangement, which required the calling and holding of a new special meeting of Shareholders to approve the Amended Plan of Arrangement (the “New Special Meeting”). The New Special Meeting was held on May 18th, 2011 and the shareholders of Comamtech approved the Arrangement Resolution which also included the Continuance. On May 20th, 2011, the Ontario Superior Court of Justice (Commercial List) granted the Final Order approving the Amended Plan of Arrangement.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: jmarcferland@hotmail.com

Comamtech Inc.
Condensed Consolidated Balance Sheets

(expressed in U.S. dollars and in accordance with generally accepted accounting principles in the United States)
	As at March 31, 2011	As at December 31, 2010
	(unaudited)	(unaudited)
	$	$
Assets
Current assets
Cash	3,389,701	4,265,488
Accounts receivable	104,875	63,537
Prepaid expenses	15,562	21,783
Other assets	3,094,088	2,993,274
	6,604,226	7,344,082
Other assets	1,590,850	1,567,751
	8,195,076	8,911,833
Liabilities
Current liabilities
Accounts payable and accrued liabilities	414,467	666,679

Shareholders’ Equity
Capital stock
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,097,861 (2,097,861 as at December 31, 2010) common shares	113,336,891	113,336,891
Contributed Surplus	6,968,738	6,968,738
Accumulated other comprehensive income	561,137	561,137
Accumulated deficit	(113,086,157)	(112,621,612)
	7,780,609	8,245,154
	8,195,076	8,911,833

Comamtech Inc.
Condensed Consolidated Statements of Operations
(unaudited)

(expressed in U.S. dollars and in accordance with generally accepted accounting principles in the United States)

	For the three months ended March 31,
	2011	2010
	$	$
Revenues	-	311,635
Cost of revenues	-	8,242
Gross Margin	-	303,393
Expenses
Marketing, sales and services	-	155,989
General and administration	580,828	599,117
Product development and technical support	-	309,543
Amortization of property and equipment	-	17,430
Amortization of intangible assets	-	19,303
Interest and other income	(123,913)	(151,163)
Loss on foreign exchange	7,630	19,135
	464,545	969,354
Loss from continuing operations before income taxes and discontinued operations	(464,545)	(665,961)

Current income taxes	-	(34,616)
Future income taxes	-	(4,284)
Recovery of income taxes	-	(38,900)
Loss from continuing operations	(464,545)	(627,061)
Results of discontinued operations, net of income taxes	-	-
Net loss for the period	(464,545)	(627,061)
Basic and diluted loss / share - continuing operations	(0.22)	(0.30)
Basic and diluted earnings / share - discontinued operations	-	-
Basic and diluted net loss/ share	(0.30)	(0.30)

Comamtech Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in the United States)

	For the three months ended March 31,
	2011	2010
	$	$
Cash flows from (used for)
Operating activities
Net Loss	(464,545)	(627,061)
Adjustments for
Amortization of property and equipment	-	17,430
Amortization of intangible assets	-	19,303
Employee stock-based compensation	-	21,211
Accreted interest on balance of sale receivable	-	(147,189)
Accreted interest on other assets	(123,913)	-
Unrealized loss on foreign exchange	-	1,119
Future income taxes	-	(4,284)
Net change in non-cash working capital items	(287,329)	(18,330)
Cash used for operating activities from continuing operations	(875,787)	(737,801)
Cash used for discontinued operations	-	-
Cash used for operations	(875,787)	(737,801)

Investing activities
Purchase of intangible assets	-	(1,773)
Purchase of property and equipment	-	(2,350)
Cash used for continuing operations	-	(4,123)
Cash provided in discontinued operations	-	245,116
Cash provided from investing activities	-	240,993

Financing activities
Issuance of capital stock	-	733
Repayment of obligations under capital leases	-	(18,510)
Cash used for financing activities	-	(17,777)
Net change in cash during the period	(875,787)	(514,585)
Cash and cash equivalents – Beginning of period	4,265,488	3,970,879
Cash and cash equivalents – End of period	3,389,701	3,456,294
Cash and cash equivalents comprise:
Cash	3,389,701	150,663
Temporary investments	-	3,305,631
	3,389,701	3,456,294

Supplemental cash flow information - continuing operations
Cash paid for interest	-	1,667
Cash paid for income taxes	-	-